SCHEDULE 14A
                                 (Rule 14a-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION

                Proxy Statement Pursuant to Section 14(a) of the
                         Securities Exchange Act of 1934

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X] Preliminary Proxy Statement [ ] Confidential, For Use of the Commission Only
                                    (as permitted by Rule 14a-6(e)(2))
[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to Rule 14a-12

                              SPARTAN STORES, INC.
                (Name of Registrant as Specified in its Charter)

                            LOEB PARTNERS CORPORATION
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

  [X] No fee required.

  [ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

        (1) Title of each class of securities to which transaction applies:

        (2) Aggregate number of securities to which transaction applies:

        (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

        (4) Proposed maximum aggregate value of transaction:

        (5) Total fee paid:

  [ ] Fee paid previously with preliminary materials.

  [ ] Check box if any part of the fee is offset as provided by Exchange Act
      Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        (1) Amount previously paid:

        (2) Form, Schedule or Registration Statement No.:

        (3) Filing Party:

        (4) Date Filed:

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                              DATED _________, 2005

                        ANNUAL MEETING OF SHAREHOLDERS OF
                              SPARTAN STORES, INC.
                         TO BE HELD ON [________], 2005

                            -------------------------

                               PROXY STATEMENT OF
                                THE LOEB ENTITIES

                            -------------------------

         This proxy statement and the enclosed GOLD proxy card are being furnished to you, the shareholders of SPARTAN STORES, INC. ("Spartan" or the "Company"), in connection with the solicitation of proxies by Loeb Partners Corporation, Loeb Arbitrage Fund, Loeb Offshore Fund Ltd., Loeb Marathon Fund LP and Loeb Marathon Offshore Fund Ltd. (together with their affiliates, including the general partner of both Loeb Arbitrage Fund and Loeb Marathon Fund LP, Loeb Arbitrage Management, Inc., the "Loeb Entities" or "Loeb") for use at the 2005 annual meeting of shareholders of Spartan, and at any adjournments,postponements or reschedulings thereof (the "2005 Annual Meeting").

         Loeb is proposing and soliciting proxies in support of a slate of two nominees,* referred to as the Loeb nominees, to stand for election to the Board of Directors at the 2005 Annual Meeting. The Loeb nominees are Eugene I. Davis and Timothy J. Bernlohr, and they will be standing for election in opposition to the nominees of the Board of Directors. According to the Company's proxy statement filed on [_________], 2005, there are three positions on the Board of Directors that are open for election at the 2005 Annual Meeting and the directors elected to these positions will serve until the 2008 Annual Meeting and until their respective successors are duly elected.

         LOEB PARTNERS URGES YOU TO VOTE "FOR" THE LOEB NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

         As discussed in more detail under the heading "Election of Directors" in this proxy statement, shareholders who vote on the GOLD proxy card furnished by Loeb will be able to vote for the election of the two Loeb Nominees. The Loeb Nominees, if elected, will constitute a minority of the members of the Board of Directors and accordingly, if the full Board of Directors is present at a meeting, the Loeb Nominees, by themselves, will not be able to cause any action to be taken or not to be taken by the Board of Directors.

         The 2005 Annual Meeting is scheduled to be held on [________], [________], 2005 at [_____] a.m. ([_______] time) at [_______________]. Spartan has set [______], 2005 as the record date for determining shareholders entitled to notice of and to vote at the 2005 Annual Meeting. Spartan reported in its quarterly report on Form 10-Q filed on February 4, 2005 that as of January 29, 2005, 20,794,202 shares of its common stock were issued and outstanding. As of the date of this filing, Loeb is the beneficial owner of 1,278,642 shares of common stock of Spartan or 6.15% of the outstanding amount.

____________________________________

* If other matters are set forth in the Company's proxy statement and proxy card in addition to the election of directors, these materials may be modified in response to such changes. Please note that if we elect not to modify our materials, shareholders will be unable to use our proxy card to vote on any matters proposed by the Company other than the election of directors. Modifications may include amending this proxy statement and our proxy card to include any or all additional items that are set forth in the Company's proxy statement or proxy card or it may involve filing additional proxy materials. To the extent such modifications are made after our proxy statement and proxy card have been furnished to shareholders, we will recirculate the revised documents including such additional items, as necessary. Submitting a GOLD proxy card will entitle our representatives to vote your shares in accordance with their discretion on matters not described in this proxy statement, or the Company's proxy statement, that may arise at the 2005 Annual Meeting.

         Information concerning the Loeb Entities and the Loeb Nominees, who are the participants in this solicitation of proxies (the "Participants"), is provided in this proxy statement under the headings "Election of Directors" and "Information About the Participants" and in Annex A attached hereto.

                                  * * * * * * *

         YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the 2005 Annual Meeting, you are urged to sign and date the enclosed GOLD proxy card and return it in the postage-paid envelope provided. Properly voting the enclosed GOLD proxy card will revoke any proxy previously signed by you. We urge you not to return any proxy sent to you by Spartan.

                                  * * * * * * *

         The date of this proxy statement is [___], 2005. Loeb intends to mail the proxy statement and the GOLD proxy card to shareholders of Spartan on or about [___], 2005.

         THIS SOLICITATION IS BEING MADE BY LOEB, AND NOT BY OR ON BEHALF OF THE BOARD OF DIRECTORS OF SPARTAN.

         If you have any questions concerning this proxy statement or need help voting your shares, please call the firm assisting Loeb in its solicitation of proxies:

                                [______________]

                             ELECTION OF DIRECTORS

         Spartan's Board of Directors is divided into three classes of directors, with each class serving a three year term. Based on the Company's proxy statement filed in connection with its 2004 annual meeting, the Company presently has eight directors serving on the Board of Directors and three directors are to be elected at the 2005 Annual Meeting, each to hold office until the 2008 annual meeting of shareholders and thereafter until his successor is elected and qualified.

         Loeb has nominated two members to stand for election to the Board of Directors, and the incumbent Board of Directors has designated three nominees to stand for election, referred to as the Spartan Nominees.

         Accordingly, there will be five nominees (two Loeb Nominees and three Spartan Nominees) for three director positions on the Board of Directors. Shareholders who vote on the GOLD proxy card furnished by Loeb will be able to vote for the two Loeb Nominees. Shareholders who use Spartan's proxy card will not be able to vote for any of the Loeb Nominees. Accordingly, any shareholder who wishes to vote for the Loeb Nominees should vote on Loeb's GOLD proxy card. Shareholders who use the GOLD proxy card may vote for or against any Loeb Nominee by putting an X in the space provided.

         The three Spartan Nominees are identified in the proxy statement filed by Spartan on [_______], 2005. You should refer to the proxy statement and form of proxy distributed by the Company for the names, background, qualifications and other information concerning the Spartan Nominees. There is no assurance that any of the Spartan Nominees will serve as directors if any of the Loeb Nominees are elected to the Board.

         The Loeb Nominees are Eugene I. Davis and Timothy J. Bernlohr. Based on their extensive business and professional experience, we believe that the Loeb Nominees are highly qualified to serve as directors of Spartan. Each Nominee has consented to serve as a director of Spartan if elected and to be named in this proxy statement and in Loeb's other soliciting materials as a Loeb Nominee.

Background

         On March 30, 2005, Loeb sent a letter to Spartan pursuant to Article V(C) of the Company's Restated Articles of Incorporation recommending that Eugene I. Davis be nominated to fill the vacancy created in the Board of Directors due to the resignation of Gregory Josefowicz (the "Letter"). On April 1, 2005, Loeb sent to Spartan a Notice of Nomination of Director Candidates (the "Notice"), pursuant to Article V(D) of the Company's Restated Articles of Incorporation, formally nominating both Eugene I. Davis and Timothy J. Bernlohr for election to the Company's Board of Directors. On April 6, 2005, Loeb received from Spartan an acknowledgment of receipt of the Notice (the "Acknowledgment"). On April 11, 2005, Spartan sent to Mr. Davis a securities questionnaire (the "Questionnaire") to be completed in connection with his potential nomination to the Board of Directors. Other than the Acknowledgment and the Questionnaire, Spartan has not responded to Loeb regarding the requests set forth in the Letter and the Notice.

Information About the Loeb Nominees

         Each Loeb Nominee has furnished the information about him that is provided in this proxy statement. Additional disclosure regarding the Loeb Nominees and the other Participants in our solicitation can be found in Annex A to this proxy statement. Such disclosure includes: the principal place of business and address of each Participant, the amount of Spartan common stock beneficially owned by each Participant, each Participant's transactions in Spartan's securities during the past two years, a description of any arrangements, transactions or relationships among the Participants, the Loeb Nominees and Spartan, a description of any legal proceedings involving any Loeb Nominee and a statement regarding compliance with Section 16(a) of the Exchange Act by each Loeb Nominee.

         Neither of the Loeb Nominees is an affiliate of Spartan. Neither of the Loeb Nominees nor any of their respective immediate family members is an employee of, or a consultant to, or has any other contractual relationship with Spartan. Neither of the Loeb Nominees is or has been a partner of or otherwise employed by any present or former auditor of Spartan in the past five years and neither of them is an officer of a company of which the other Loeb Nominee is also a board member. We believe that, when elected, each of the Loeb Nominees will be independent for purposes of the audit committee independence requirements of the Sarbanes-Oxley Act of 2002 and the existing Nasdaq listing requirements for audit committees.

Name and Business Address      Age      Present Principal Occupation
-------------------------      ---      ----------------------------------------
Eugene I. Davis                50       Chairman and Chief Executive Officer of
  5 Canoe Brook Drive                      Piranate Consulting Group, L.L.C.
  Livingston, NJ 07039

Timothy J. Bernlohr            46       President and Chief Executive Officer of
  906 Adams Street                         RBX Industries, Inc.
  Bedford, VA 24523


         Eugene I. Davis, 50, is the Chairman and Chief Executive Officer of Piranate Consulting Group, L.L.C., a privately held consulting firm specializing in crisis and turn-around management, merger and acquisition consulting, hostile and friendly takeovers, proxy contests and strategic planning advisory services for public and private business entities. Mr. Davis was Chairman, Chief Executive Officer and President of RBX Industries Inc. from August 2001 to December 2003, after having been appointed Chief Restructuring Officer in January 2001. From January 2000 through August 2001, Mr. Davis was Chairman and Chief Executive Officer of Murdock Communications Corp., a Nasdaq listed company. From May 1999 through June 2001, he was the Chief Executive Officer of SmarTalk Teleservices, Inc., which had filed a petition under Chapter 11 of the Federal Bankruptcy Code in March 1999. He was Chief Operating Officer of TotalTel USA Communications, Inc. from 1998 to 1999. He is the Chairman of the Board of Directors of Atlas Air Worldwide Holdings, Inc., an international air cargo, charter and service business. He is a also a director of Exide Technologies, Inc., Metals USA, Inc., Metrocall Holdings, Inc., Knology, Inc., Tipperary Corporation and iCPS, Inc. In addition, he is a member of the Board of Advisors of PPM America Special Investment Funds.

         Timothy J. Bernlohr, 46, is the President and Chief Executive Officer of RBX Industries Inc., a manufacturer and distributor of closed cell rubber and plastic foam materials. He has been with RBX since 1997 serving in various positions, including Chief Operating Officer, Executive Vice President and Senior Vice President.

         Each of Loeb's Nominees, if elected, will be entitled to receive compensation customarily paid by Spartan to its directors, which is described in the definitive proxy statement filed by Spartan on [______], 2005.

         We have no reason to believe that any of the Loeb Nominees will be disqualified or unwilling or unable to serve if elected. Loeb reserves the right to nominate substitute persons if Spartan makes or announces any changes to its Restated Articles of Incorporation or Restated Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Loeb Nominees. In addition, if Spartan causes any additional directors to be voted upon at the 2005 Annual Meeting, Loeb reserves the right to nominate additional persons to fill the added positions. Shares represented by Loeb's GOLD proxy cards will be voted for any such substitute or additional nominees of Loeb.

                                   * * * * * *

         LOEB URGES YOU TO VOTE "FOR" THE LOEB NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD (AND NOT TO RETURN ANY PROXY CARD SENT TO YOU BY SPARTAN).

                                VOTING PROCEDURES

         To support the Loeb Nominees at the 2005 Annual Meeting, please sign and date the enclosed GOLD proxy card and return it to [_______] in the enclosed postage-paid envelope. Submitting a proxy will not affect your right to attend the 2005 Annual Meeting and vote in person. Only holders of common stock of Spartan on the record date, [___________], 2005, are entitled to vote at the 2005 Annual Meeting.

How do I vote in person?

         If you own shares of common stock of Spartan on the record date, [________], 2005, you may attend the 2005 Annual Meeting and vote in person. If you are not the record holder of your shares, please refer to the discussion following the question "What if I am not the record holder of my shares?"

How do I vote by proxy?

         To vote by proxy, you should complete, sign and date the enclosed GOLD proxy card and return it promptly in the enclosed postage-paid envelope.

         To be able to vote your shares in accordance with your instructions at the 2005 Annual Meeting, we must receive your proxy as soon as possible but in any event prior to the shares being voted at the meeting.

What if I am not the record holder of my shares?

         If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can give a proxy with respect to your shares. You should receive a proxy card from your bank or broker, which you must return in the envelope provided in order to have your shares voted. If you need assistance, please contact our solicitor, [______], by telephone at [______]. Banks and brokers may call [______] collect at [_____].

         If you do not have record ownership of your shares and want to vote in person at the 2005 Annual Meeting, you may obtain a document called a "legal proxy" from the record holder of your shares and bring it to the 2005 Annual Meeting in order to vote in person. If you need assistance, please contact our solicitor, [______], by telephone at [______]. Banks and brokers may call [______] collect at [_______].

What should I do if I receive a proxy card solicited by the incumbent Board of Directors of Spartan?

         If you submit a proxy to us by signing and returning the enclosed GOLD proxy card, do not sign or return the proxy card solicited by Spartan's incumbent Board of Directors or follow any voting instructions provided by Spartan unless you intend to change your vote, because only your latest-dated proxy will be counted.

         If you have already sent a proxy card to Spartan, you may revoke it and provide your support to the Loeb Nominees by signing, dating and returning the enclosed GOLD proxy card.

What if I want to revoke my proxy?

         If you give a proxy, you may revoke it at any time before it is voted on your behalf by:

          o submitting a duly executed new proxy bearing a later date; or

          o  giving  written   notice  of  revocation  to  either   [______]  at
          [__________] or to Spartan Stores' Corporate Secretary, 850 76th Street, S.W., P.O. Box 8700, Grand Rapids, Michigan 49518-8700; or

          o attending and voting in person at the 2005 Annual Meeting.

         If you choose to revoke a proxy by giving written notice or by submitting a later-dated proxy to the Corporate Secretary of Spartan, we would appreciate if you would assist us in representing the interests of shareholders on an informed basis by sending us a copy of your revocation or proxy or by calling [______] at [_______]. Banks and brokers may call [______] collect at [_______]. Remember, your latest-dated proxy is the only one that counts.

If I plan to attend the 2005 Annual Meeting, should I still submit a proxy?

         Whether or not you plan to attend the 2005 Annual Meeting, we urge you to submit a proxy. Returning the enclosed proxy card will not affect your right to attend the 2005 Annual Meeting and vote.

Who can vote?

         You are eligible to vote or to execute a proxy only if you own shares of common stock of Spartan on the record date for the 2005 Annual Meeting, [________], 2005. Even if you sell your shares after the record date, you will retain the right to execute a proxy in connection with the 2005 Annual Meeting. It is important that you grant a proxy regarding shares you held on the record date, or vote those shares in person, even if you no longer own those shares.

How many votes do I have?

         With respect to each matter to be considered at the 2005 Annual Meeting, each shareholder will have one vote for each share of common stock of Spartan held by it on the record date. Based on documents publicly filed by Spartan, Spartan has no outstanding voting securities other than its shares of common stock.

How will my shares be voted?

        If you give an executed proxy on the accompanying GOLD proxy card, your shares will be voted as you direct. If you submit an executed proxy to us without instructions, our representatives will vote your shares "FOR" the two Loeb Nominees (as discussed in the "Election of Directors" section of this proxy statement) and will "ABSTAIN" with respect to other matters set forth in the Company's proxy statement dated ________, 2005 that are to be voted on by shareholders at the 2005 Annual Meeting. Submitting a GOLD proxy card will, however, entitle our representatives to vote your shares in accordance with their discretion on matters not described in this proxy statement, or the Company's proxy statement, that may arise at the 2005 Annual Meeting. Our representatives will not vote your shares to postpone or adjourn the meeting to solicit additional proxies or on any other matters precluded by the proxy rules.

         Unless a proxy specifies otherwise, it will be presumed to relate to all shares held of record on the record date by the person who submitted it.

What is a quorum and why is it necessary?

         Conducting business at the 2005 Annual Meeting requires a quorum. Shareholders representing a majority of the outstanding shares entitled to vote at the 2005 Annual Meeting represented in person or by proxy shall constitute a quorum.

What vote is required to approve each proposal and how will votes be counted?

         According to the Company's Bylaws, if a quorum is present, directors will be elected by the votes of a plurality of the shares present in person or by proxy and entitled to vote on the election of directors. Based on the information set forth in the Company's 2004 proxy statement, we believe that abstentions, broker non-votes and other shares that are not voted in person or by proxy will not be included in the vote count to determine if a plurality of shares voted in favor of each nominee. All other matters, if any, shall be approved by the vote of a majority of the votes cast. Based on the information set forth in the Company's 2004 proxy statement, we believe that abstentions, broker non-votes and other shares that are not voted in person or by proxy will not be included in the vote count to determine if a majority of shares voted in favor of each such matter.

         Required information concerning the necessary vote to approve any other matters being voted upon at the 2005 Annual Meeting is set forth in the definitive proxy statement filed by Spartan and, in accordance with Rule 14a-5(c) under the Exchange Act, reference is made to such proxy statement for such information.

How can I receive more information?

         If you have any questions about giving your proxy or about our solicitation, or if you require assistance, please call [______] at [_______]. Banks and brokers may call [______] collect at [_______].

                         PROXY SOLICITATION AND EXPENSES

         The solicitation to which this proxy statement relates is being made by the Participants. The Participants may solicit proxies in person and by mail, press release, advertisements in newspapers, magazines and/or trade publications, telephone, telecopier, telegraph, electronic mail, Internet (World Wide Web) publication, television, radio and newspapers. No person identified above has or will receive compensation for soliciting proxies.

         The Participants will ask banks, brokers, custodians, nominees, other institutional holders and other fiduciaries to forward all soliciting materials to the beneficial owners of the shares that those institutions hold of record. Loeb will reimburse those institutions for reasonable expenses that they incur in connection with forwarding our materials.

         Loeb has retained [______], to solicit proxies on its behalf in connection with the 2005 Annual Meeting. [______] may solicit proxies from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries and will employ approximately [__] people in its efforts. Loeb has agreed to reimburse [______] for its reasonable expenses (subject to certain limitations), to indemnify it against certain losses, costs and expenses, and to pay it fees of $[______].

         The entire expense of this proxy solicitation is being borne by Loeb. Loeb may, particularly if the Loeb Nominees are elected to Spartan's Board of Directors, seek reimbursement of its expenses from Spartan. Loeb does not intend to seek shareholder approval of any such reimbursement.

         In addition to the costs related to the engagement of [______], costs related to our solicitation of proxies include expenditures for printing, postage, legal services and other related items. Total expenditures are expected to be approximately $[_____]. To date, Loeb has incurred approximately $[______] in furtherance of its proxy solicitation.

                       INFORMATION ABOUT THE PARTICIPANTS

         The Loeb Entities and the Loeb Nominees are participants in Loeb's solicitation of proxies for the 2005 Annual Meeting within the meaning of the federal securities laws. Information related to the Participants, including their beneficial ownership of Spartan's shares of common stock, is set forth on Annex A to this proxy statement and is incorporated into this proxy statement by reference. Except as set forth on Annex A, none of the Participants is party to any commercial dealing with Spartan or its subsidiaries that is required to be discussed in this proxy statement by the federal securities laws. Information in this proxy statement about each Participant was provided by that Participant.

                            INFORMATION ABOUT SPARTAN

         Based upon documents publicly filed by Spartan, the mailing address of the principal executive offices of Spartan is 850 76th Street, S.W., P.O. Box 8700, Grand Rapids, Michigan 49518-8700.

         Annex B sets forth information obtained from Spartan's public filings related to the beneficial ownership of shares of common stock of Spartan and is incorporated in this proxy statement by reference.

         Except as otherwise noted herein, the information in this proxy statement concerning Spartan has been taken from or is based upon documents and records on file with the Securities and Exchange Commission (the "SEC") and other publicly available information. Although Loeb does not have any knowledge indicating that any statement contained herein is untrue, we do not take any responsibility, except to the extent imposed by law, for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on behalf of Loeb, or for any failure by Spartan to disclose events that may affect the significance or accuracy of such information.

                         OTHER MATTERS TO BE VOTED UPON

         Submitting a GOLD proxy card will entitle the named proxies to vote your shares in accordance with their sole discretion on matters not described in this proxy statement or the Company's proxy statement that may arise at the 2005 Annual Meeting.

                          FUTURE SHAREHOLDER PROPOSALS

         Based on information set forth in Spartan's definitive proxy statement filed with the SEC on [______], 2005, any proposal that a shareholder intends to present at the next annual meeting of shareholders of Spartan must be received by the Company on or before [______], 2006. As set forth in such proxy statement, a shareholder must submit such a proposal to the Company for inclusion in the proxy statement for the next annual shareholders' meeting on or before [_____], 2006. Loeb notes that Rule 14a-8 of the Securities Exchange Act of 1934 (the "Exchange Act") states that the deadline for submitting a shareholder proposal for inclusion in the company's proxy statement shall be no less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. Further, Loeb notes that for a proxy to confer discretionary authority to vote, Rule 14a-4 of the Exchange Act requires that the company have notice of the proposal at least 45 days before the date on which the company first mailed its proxy materials for the prior year's annual meeting. Such rules also provide that if the date of the company's annual meeting has been changed by more than 30 days from the date of the previous year's annual meeting, the deadlines are a reasonable time before the company mails its proxy materials. Accordingly, to the extent the date of the next annual meeting for Spartan is more than 30 days from the date of the 2005 Annual Meeting and depending on the date Spartan mailed its proxy materials for the 2005 Annual Meeting, the dates set forth above may be changed.

                                   * * * * * *

         Loeb urges you to vote "FOR" the Loeb Nominees by signing, dating and returning the enclosed GOLD proxy card (and not to return any proxy card sent to you by Spartan).

         Questions or requests for additional copies of this proxy statement or if you need assistance in voting for the Loeb Nominees, please contact our proxy solicitator:

                                   [_________]

                                                                         ANNEX A

                      INFORMATION CONCERNING LOEB AND OTHER
                   PARTICIPANTS IN ITS SOLICITATION OF PROXIES

     The following persons are participants (the "Participants" and, each, a "Participant") in the solicitation of proxies in support of electing the Loeb Nominees to the Board of Directors of Spartan: (i) the Loeb Entities and (ii) the Loeb Nominees. The Loeb Entities consist of Loeb Partners Corporation, Loeb Arbitrage Fund, Loeb Offshore Fund Ltd., Loeb Marathon Fund LP, Loeb Marathon Offshore Fund Ltd. and Loeb Arbitrage Management, Inc. The Loeb Nominees are Eugene I. Davis and Timothy J. Bernlohr.

     The principal place of business of each Loeb Entity is New York, New York and the business address for each Loeb Entity is 61 Broadway, New York, New York 10006. The present principal occupation or employment of each Loeb Nominee is described in this proxy statement under the heading "Election of Directors."


Security Ownership

         The Participants and their associates may be deemed to have beneficial ownership of shares of common stock of Spartan as set forth below.


------------------------------------------------------ -------------------------
                                            Amount of Beneficial
                                              Ownership Through          Percent
        Name                                Options and Otherwise       Of Class
        ----                                ---------------------       --------
Loeb Partners Corporation                        75,599(1)(2)(8)           *
Loeb Arbitrage Fund                             927,684(3)                 4.46
Loeb Offshore Fund Ltd.                          86,058(4)                 *
Loeb Marathon Fund LP                           138,889(5)                 *
Loeb Marathon Offshore Fund, Ltd.                50,412(6)                 *
Loeb Arbitrage Management, Inc.               1,066,573(7)(8)              5.13
Eugene I. Davis                                       0                    0
Timothy J. Bernlohr                                   0                    0
------------------------------------------------------ -------------------------


         *less than 1%

         (1) Loeb Partners Corporation ("LPC") is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and Chief Executive Officer and also a director. Norman N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President.

         (2) Includes shares of common stock held for the account of one customer of LPC as to which it has investment discretion.

         (3) Loeb Arbitrage Fund ("LAF") is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, and Edward J. Campbell, Vice President.

                                   Annex A-1

         (4) Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company. It is the registered investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM.

         (5) Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM.

         (6) Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF.

         (7) LAM is the general partner of both LAF and LMF, and as such may be deemed the beneficial owner of the shares held for the account of each of LAF and LMF. However, it is not the direct beneficial owner of any shares of Spartan common stock.

          (8) Loeb Holding Corporation ("LHC"), a Maryland corporation, is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors.


         No Participant and no associate of any Participant (within the meaning of the federal proxy rules) beneficially owns any securities of Spartan other than shares of common stock described above. No Participant beneficially owns any securities of any parent or subsidiary of Spartan. No Participant has record but not beneficial ownership with respect to any securities of Spartan.

Transactions in Spartan's Securities

         Other than the transactions described below, no Participant has purchased or sold any securities of Spartan in the past two years.



                             Transactions in Spartan
                         Shares of Common Stock by Loeb
                         ------------------------------

                                                           Number of Shares of
Date of Transaction            Nature of Transaction     Common Stock of Spartan
-------------------            ---------------------     -----------------------

Loeb Partners Corporation
-------------------------
December 28, 2004                  Purchase                         159
December 29, 2004                  Purchase                         735
December 30, 2004                  Purchase                         798
December 31, 2004                  Purchase                       1,020
December 31, 2004                  Purchase                         798
December 31, 2004                  Sale                             798
January 3, 2005                    Purchase                       1,470
January 4, 2005                    Purchase                         350
January 13, 2005                   Purchase                       1,682
January 14, 2005                   Purchase                       1,198
January 14, 2005                   Purchase                         109
January 18, 2005                   Purchase                       2,705
January 19, 2005                   Purchase                       2,705
January 19, 2005                   Sale                           2,705
January 20, 2005                   Purchase                       3,375
January 21, 2005                   Purchase                       1,682
January 24, 2005                   Purchase                       1,688

                                   Annex A-2

                             Transactions in Spartan
                         Shares of Common Stock by Loeb
                         ------------------------------

                                                           Number of Shares of
Date of Transaction            Nature of Transaction     Common Stock of Spartan
-------------------            ---------------------     -----------------------
January 26, 2005                   Purchase                         443
January 27, 2005                   Purchase                       3,209
January 28, 2005                   Purchase                       4,407
January 31, 2005                   Purchase                       3,186
February 1, 2005                   Purchase                       3,677
February 2, 2005                   Purchase                       4,814
February 3, 2005                   Purchase                       2,581
February 4, 2005                   Purchase                       6,710
February 7, 2005                   Purchase                       2,575
February 9, 2005                   Purchase                       3,378
February 10, 2005                  Purchase                       1,204
February 11, 2005                  Purchase                       1,051
February 15, 2005                  Purchase                         167
February 16, 2005                  Purchase                         288
February 16, 2005                  Purchase                         122
February 17, 2005                  Purchase                         206
February 17, 2005                  Sale                             122
February 18, 2005                  Purchase                       1,181
February 18, 2005                  Purchase                         590
February 22, 2005                  Purchase                         308
February 23, 2005                  Purchase                         171
February 24, 2005                  Purchase                         806
February 25, 2005                  Purchase                       2,522
February 28, 2005                  Purchase                         524
March 1, 2005                      Purchase                         388
March 1, 2005                      Sale                           1,240
March 2, 2005                      Purchase                           5
March 7, 2005                      Purchase                       4,490
March 7, 2005                      Purchase                          23
March 8, 2005                      Purchase                          55
March 10, 2005                     Purchase                         800
March 11, 2005                     Purchase                       7,638
March 11, 2005                     Purchase                         308
March 14, 2005                     Purchase                          13
March 16, 2005                     Purchase                         801
March 17, 2005                     Purchase                      10,758
March 18, 2005                     Purchase                         643
March 21, 2005                     Purchase                       1,126
March 22, 2005                     Purchase                         727
March 28, 2005                     Purchase                         149
March 28, 2005                     Purchase                         115
March 29, 2005                     Purchase                         177
March 29, 2005                     Purchase                         136
March 30, 2005                     Purchase                         159
March 30, 2005                     Purchase                         123
April 1, 2005                      Purchase                         167
April 1, 2005                      Purchase                         128
April 4, 2005                      Purchase                          51
April 4, 2005                      Purchase                           9
April 5, 2005                      Purchase                         175
April 5, 2005                      Purchase                         135

                                   Annex A-3

                             Transactions in Spartan
                         Shares of Common Stock by Loeb
                         ------------------------------

                                                           Number of Shares of
Date of Transaction            Nature of Transaction     Common Stock of Spartan
-------------------            ---------------------     -----------------------

April 6, 2005                      Sale                             175
April 6, 2005                      Purchase                         175
April 6, 2005                      Purchase                         135
April 6, 2005                      Sale                             135
April 12, 2005                     Purchase                          20
April 12, 2005                     Sale                              20
April 12, 2005                     Purchase                          15
April 12, 2005                     Sale                              15
May 16, 2005                       Sale                              95
May 16, 2005                       Sale                             309
May 16, 2005                       Sale                              72
May 17, 2005                       Sale                           1,345
May 17, 2005                       Sale                           1,012
May 18, 2005                       Sale                              89
May 18, 2005                       Sale                              67
May 19, 2005                       Sale                             791
May 19, 2005                       Sale                             596
May 20, 2005                       Sale                             852
May 20, 2005                       Sale                             641
May 23, 2005                       Sale                             603
May 23, 2005                       Sale                             454
May 24, 2005                       Sale                           1,530
May 24, 2005                       Sale                           1,151
May 25, 2005                       Sale                             994
May 25, 2005                       Sale                             748
May 26, 2005                       Sale                             141
May 26, 2005                       Sale                             187
May 27, 2005                       Sale                              82
May 27, 2005                       Sale                             109
May 31, 2005                       Sale                             192
May 31, 2005                       Sale                             256
June 1, 2005                       Sale                             317
June 1, 2005                       Sale                             239
June 2, 2005                       Sale                             257
June 2, 2005                       Sale                             192
June 2, 2005                       Sale                              18
June 3, 2005                       Sale                              51
June 3, 2005                       Sale                              39
                                                                 ------
                                                                 75,599
Loeb Arbitrage Fund
-------------------
December 28, 2004                  Purchase                       1,950
December 29, 2004                  Purchase                       8,978
December 30, 2004                  Purchase                       9,747
December 31, 2004                  Purchase                      12,466
December 31, 2004                  Purchase                       9,747
December 31, 2004                  Sale                           9,747
January 3, 2005                    Purchase                      17,955
January 4, 2005                    Purchase                       4,275
January 13, 2005                   Purchase                      20,550
January 14, 2005                   Purchase                      17,678

                                  Annex A-4

                             Transactions in Spartan
                         Shares of Common Stock by Loeb
                         ------------------------------

                                                           Number of Shares of
Date of Transaction            Nature of Transaction     Common Stock of Spartan
-------------------            ---------------------     -----------------------
January 14, 2005                   Purchase                       1,319
January 18, 2005                   Purchase                      34,086
January 19, 2005                   Purchase                      34,086
January 19, 2005                   Sale                          34,086
January 20, 2005                   Purchase                      42,625
January 21, 2005                   Purchase                      21,387
January 24, 2005                   Purchase                      21,312
January 26, 2005                   Purchase                       5,590
January 27, 2005                   Purchase                      40,543
January 28, 2005                   Purchase                      55,669
January 31, 2005                   Purchase                      40,238
February 1, 2005                   Purchase                      46,443
February 2, 2005                   Purchase                      80,039
February 3, 2005                   Purchase                      33,943
February 4, 2005                   Purchase                      49,899
February 7, 2005                   Purchase                      62,217
February 8, 2005                   Purchase                      14,217
February 9, 2005                   Purchase                      47,140
February 10, 2005                  Purchase                      16,596
February 11, 2005                  Purchase                      14,659
February 11, 2005                  Purchase                         200
February 14, 2005                  Purchase                      27,147
February 14, 2005                  Purchase                         409
February 15, 2005                  Purchase                       2,344
February 16, 2005                  Purchase                       4,027
February 17, 2005                  Purchase                       2,875
February 18, 2005                  Purchase                      16,477
February 18, 2005                  Purchase                       8,239
February 22, 2005                  Purchase                       4,290
February 23, 2005                  Purchase                       2,372
February 24, 2005                  Purchase                      11,253
February 25, 2005                  Purchase                      35,186
February 28, 2005                  Purchase                       7,299
March 1, 2005                      Purchase                       5,406
March 1, 2005                      Sale                             811
March 2, 2005                      Purchase                       4,596
March 2, 2005                      Purchase                          79
March 2, 2005                      Sale                           5,406
March 7, 2005                      Purchase                      58,625
March 7, 2005                      Purchase                         327
March 8, 2005                      Purchase                       4,043
March 8, 2005                      Purchase                         773
March 10, 2005                     Purchase                      11,170
March 11, 2005                     Purchase                      98,027
March 11, 2005                     Purchase                       4,291
March 14, 2005                     Purchase                         171
March 16, 2005                     Purchase                      11,169
March 17, 2005                     Purchase                       3,343
March 18, 2005                     Purchase                       7,887
March 21, 2005                     Purchase                      13,797
March 22, 2005                     Purchase                       8,915

                                   Annex A-5

                             Transactions in Spartan
                         Shares of Common Stock by Loeb
                         ------------------------------

                                                           Number of Shares of
Date of Transaction            Nature of Transaction     Common Stock of Spartan
-------------------            ---------------------     -----------------------
March 28, 2005                     Purchase                       3,122
March 29, 2005                     Purchase                         100
March 29, 2005                     Purchase                       3,837
March 30, 2005                     Purchase                       3,458
April 1, 2005                      Purchase                       3,956
April 4, 2005                      Purchase                       4,440
April 5, 2005                      Purchase                       4,300
April 6, 2005                      Sale                           4,300
April 6, 2005                      Purchase                       3,800
April 12, 2005                     Purchase                         426
April 12, 2005                     Sale                             426
May 16, 2005                       Sale                           5,519
May 16, 2005                       Sale                           2,031
May 17, 2005                       Sale                          28,607
May 18, 2005                       Sale                           1,894
May 19, 2005                       Sale                          16,835
May 20, 2005                       Sale                          18,120
May 23, 2005                       Sale                          12,832
May 24, 2005                       Sale                          32,531
May 25, 2005                       Sale                          21,149
May 26, 2005                       Sale                           3,987
May 27, 2005                       Sale                           2,319
May 31, 2005                       Sale                           5,437
June 1, 2005                       Sale                           6,743
June 2, 2005                       Sale                             542
June 2, 2005                       Sale                           5,436
June 3, 2005                       Sale                           1,088
                                                              ---------
                                                                927,684
Loeb Offshore Fund
------------------
December 28, 2004                  Purchase                         171
December 29, 2004                  Purchase                         787
December 30, 2004                  Purchase                         855
December 31, 2004                  Purchase                       1,094
December 31, 2004                  Purchase                         855
December 31, 2004                  Sale                             855
January 3, 2005                    Purchase                       1,575
January 4, 2005                    Purchase                         375
January 13, 2005                   Purchase                       1,802
January 14, 2005                   Purchase                       2,124
January 14, 2005                   Purchase                         115
January 18, 2005                   Purchase                       3,209
January 19, 2005                   Purchase                       3,209
January 19, 2005                   Sale                           3,209
January 20, 2005                   Purchase                       4,000
January 21, 2005                   Purchase                       2,006
January 24, 2005                   Purchase                       2,000
January 26, 2005                   Purchase                         525
January 27, 2005                   Purchase                       3,805
January 28, 2005                   Purchase                       5,224
January 31, 2005                   Purchase                       3,776

                                   Annex A-6

                             Transactions in Spartan
                         Shares of Common Stock by Loeb
                         ------------------------------

                                                           Number of Shares of
Date of Transaction            Nature of Transaction     Common Stock of Spartan
-------------------            ---------------------     -----------------------
February 1, 2005                   Purchase                       4,358
February 2, 2005                   Purchase                       7,378
February 3, 2005                   Purchase                       3,176
February 4, 2005                   Purchase                       1,750
February 7, 2005                   Purchase                       8,806
February 8, 2005                   Purchase                       1,482
February 9, 2005                   Purchase                       4,411
February 10, 2005                  Purchase                       1,571
February 11, 2005                  Purchase                       1,372
February 14, 2005                  Purchase                       2,370
February 14, 2005                  Purchase                          36
February 15, 2005                  Purchase                         219
February 16, 2005                  Purchase                         377
February 17, 2005                  Purchase                         269
February 18, 2005                  Purchase                         771
February 18, 2005                  Purchase                       1,542
February 22, 2005                  Purchase                         402
February 23, 2005                  Purchase                         222
February 24, 2005                  Purchase                        1053
February 25, 2005                  Purchase                        3292
February 28, 2005                  Purchase                         683
March 1, 2005                      Purchase                         506
March 1, 2005                      Sale                             179
March 2, 2005                      Purchase                           7
March 7, 2005                      Purchase                       5,864
March 7, 2005                      Purchase                          31
March 8, 2005                      Purchase                          72
March 10, 2005                     Purchase                       1,050
March 11, 2005                     Purchase                       9,149
March 11, 2005                     Purchase                         401
March 14, 2005                     Purchase                          16
March 16, 2005                     Purchase                       1,045
March 18, 2005                     Purchase                         720
March 21, 2005                     Purchase                       1,259
March 22, 2005                     Purchase                         813
March 28, 2005                     Purchase                         294
March 29, 2005                     Purchase                         350
March 30, 2005                     Purchase                         315
April 5, 2005                      Purchase                         346
April 6, 2005                      Sale                             346
April 6, 2005                      Purchase                         346
April 12, 2005                     Sale                              39
April 12, 2005                     Purchase                          39
May 16, 2005                       Sale                             188
May 16, 2005                       Sale                             173
May 17, 2005                       Sale                           2,667
May 18, 2005                       Sale                             175
May 19, 2005                       Sale                           1,563
May 20, 2005                       Sale                           1,682
May 23, 2005                       Sale                           1,191
May 24, 2005                       Sale                           3,022

                                   Annex A-7

                             Transactions in Spartan
                         Shares of Common Stock by Loeb
                         ------------------------------

                                                           Number of Shares of
Date of Transaction            Nature of Transaction     Common Stock of Spartan
-------------------            ---------------------     -----------------------
May 25, 2005                       Sale                           1,963
May 26, 2005                       Sale                             371
May 27, 2005                       Sale                             216
May 31, 2005                       Sale                             505
June 1, 2005                       Sale                             626
June 2, 2005                       Sale                             505
June 2, 2005                       Sale                              37
June 3, 2005                       Sale                             100
                                                                -------
                                                                 86,058
Loeb Marathon Fund
------------------
December 28, 2004                  Purchase                         890
December 29, 2004                  Purchase                       4,099
December 30, 2004                  Purchase                       4,988
December 31, 2004                  Purchase                       4,988
December 31, 2004                  Purchase                       5,771
December 31, 2004                  Sale                           4,988
January 3, 2005                    Purchase                       8,312
January 4, 2005                    Purchase                       2,969
January 5, 2005                    Purchase                       5,129
January 6, 2005                    Purchase                         934
January 10, 2005                   Purchase                       4,398
January 11, 2005                   Purchase                       1,759
January 11, 2005                   Purchase                      10,628
January 12, 2005                   Purchase                       1,349
January 12, 2005                   Purchase                      10,528
January 12, 2005                   Sale                          10,628
January 13, 2005                   Purchase                         222
January 14, 2005                   Purchase                         900
January 14, 2005                   Sale                          10,528
January 14, 2005                   Purchase                       8,985
January 18, 2005                   Purchase                       6,425
January 19, 2005                   Purchase                       6,425
January 19, 2005                   Sale                           6,425
January 20, 2005                   Purchase                       6,428
January 21, 2005                   Purchase                       4,821
January 24, 2005                   Purchase                       6,046
January 25, 2005                   Purchase                         844
January 26, 2005                   Purchase                       4,215
January 27, 2005                   Purchase                      22,458
February 1, 2005                   Purchase                         779
February 1, 2005                   Sale                           1,739
February 2, 2005                   Purchase                       1,325
February 4, 2005                   Purchase                         836
February 7, 2005                   Purchase                       1,045
February 8, 2005                   Purchase                         226
February 9, 2005                   Purchase                         787
February 10, 2005                  Purchase                       5,002
February 11, 2005                  Purchase                       4,432
February 14, 2005                  Purchase                       4,241
February 14, 2005                  Purchase                          64

                                   Annex A-8

                             Transactions in Spartan
                         Shares of Common Stock by Loeb
                         ------------------------------

                                                           Number of Shares of
Date of Transaction            Nature of Transaction     Common Stock of Spartan
-------------------            ---------------------     -----------------------
February 15, 2005                  Purchase                         821
February 16, 2005                  Purchase                         286
February 16, 2005                  Purchase                         122
February 17, 2005                  Purchase                         462
February 17, 2005                  Purchase                         188
February 18, 2005                  Purchase                         281
February 18, 2005                  Purchase                         239
February 18, 2005                  Purchase                         561
February 18, 2005                  Purchase                          69
February 24, 2005                  Purchase                       1,255
February 25, 2005                  Purchase                      15,135
February 25, 2005                  Purchase                         910
February 25, 2005                  Purchase                       1,158
February 25, 2005                  Purchase                         533
February 25, 2005                  Sale                           1,255
February 28, 2005                  Purchase                         106
February 28, 2005                  Purchase                         387
February 28, 2005                  Purchase                          38
March 1, 2005                      Purchase                         300
March 2, 2005                      Purchase                         810
March 7, 2005                      Purchase                       3,674
March 7, 2005                      Purchase                          51
March 8, 2005                      Purchase                          74
March 10, 2005                     Purchase                         734
March 10, 2005                     Purchase                          58
March 11, 2005                     Purchase                       1,470
March 16, 2005                     Purchase                         734
March 17, 2005                     Purchase                         717
March 18, 2005                     Purchase                         514
March 21, 2005                     Purchase                         895
March 22, 2005                     Purchase                         578
March 28, 2005                     Purchase                         308
March 29, 2005                     Purchase                         368
March 30, 2005                     Purchase                         735
March 30, 2005                     Purchase                       3,800
March 30, 2005                     Sale                           3,800
March 30, 2005                     Purchase                         265
March 31, 2005                     Purchase                         220
March 31, 2005                     Purchase                         353
March 31, 2005                     Purchase                         147
April 1, 2005                      Purchase                       9,672
April 4, 2005                      Purchase                         146
April 5, 2005                      Purchase                         367
April 6, 2005                      Purchase                         367
April 6, 2005                      Sale                             367
May 16, 2005                       Sale                             565
May 16, 2005                       Sale                             304
May 17, 2005                       Sale                           4,290
May 18, 2005                       Sale                             284
May 19, 2005                       Sale                           2,523
May 20, 2005                       Sale                           2,720

                                  Annex A-9

                             Transactions in Spartan
                         Shares of Common Stock by Loeb
                         ------------------------------

                                                           Number of Shares of
Date of Transaction            Nature of Transaction     Common Stock of Spartan
-------------------            ---------------------     -----------------------
May 23, 2005                       Sale                           1,923
May 24, 2005                       Sale                             370
May 24, 2005                       Sale                           4,878
May 25, 2005                       Sale                           3,170
May 27, 2005                       Sale                             575
May 27, 2005                       Sale                             348
May 31, 2005                       Sale                             813
June 1, 2005                       Sale                             720
June 2, 2005                       Sale                              76
June 2, 2005                       Sale                             815
June 3, 2005                       Sale                             163
                                                                -------
                                                                138,889
Loeb Marathon Offshore Fund
---------------------------
December 28, 2004                  Purchase                         630
December 29, 2004                  Purchase                       2,901
December 30, 2004                  Purchase                       2,612
December 31, 2004                  Purchase                       3,949
December 31, 2004                  Purchase                       2,612
December 31, 2004                  Sale                           2,612
January 3, 2005                    Purchase                       5,688
January 4, 2005                    Purchase                       2,031
January 5, 2005                    Purchase                       4,871
January 6, 2005                    Purchase                       3,937
January 6, 2005                    Sale                           4,871
January 10, 2005                   Purchase                       3,102
January 11, 2005                   Purchase                       1,241
January 13, 2005                   Purchase                       1,581
January 14, 2005                   Purchase                         500
January 18, 2005                   Purchase                       3,575
January 19, 2005                   Purchase                       3,575
January 19, 2005                   Sale                           3,575
January 20, 2005                   Purchase                       3,572
January 21, 2005                   Purchase                       2,679
January 24, 2005                   Purchase                       3,360
January 25, 2005                   Sale                             844
January 26, 2005                   Purchase                       2,342
January 31, 2005                   Sale                           1,984
February 1, 2005                   Purchase                         332
February 1, 2005                   Purchase                       1,739
February 2, 2005                   Purchase                         557
February 4, 2005                   Purchase                         356
February 7, 2005                   Purchase                         457
February 8, 2005                   Purchase                          95
February 9, 2005                   Purchase                         334
February 10, 2005                  Purchase                       2,128
February 11, 2005                  Purchase                       1,886
February 14, 2005                  Purchase                       1,804
February 14, 2005                  Purchase                          26
February 15, 2005                  Purchase                         349

                                   Annex A-10

                             Transactions in Spartan
                         Shares of Common Stock by Loeb
                         ------------------------------

                                                           Number of Shares of
Date of Transaction            Nature of Transaction     Common Stock of Spartan
-------------------            ---------------------     -----------------------
February 17, 2005                  Purchase                         188
February 17, 2005                  Sale                             188
February 17, 2005                  Purchase                         122
February 18, 2005                  Purchase                          50
February 18, 2005                  Purchase                         119
February 18, 2005                  Sale                             119
February 18, 2005                  Sale                             239
February 18, 2005                  Purchase                         239
February 23, 2005                  Purchase                      15,135
February 24, 2005                  Purchase                         533
February 25, 2005                  Purchase                         387
February 25, 2005                  Sale                          15,135
February 25, 2005                  Sale                             533
February 25, 2005                  Purchase                          97
February 28, 2005                  Purchase                          38
February 28, 2005                  Sale                             387
February 28, 2005                  Sale                              38
February 28, 2005                  Sale                             122
March 1, 2005                      Sale                              70
March 7, 2005                      Purchase                       1,326
March 7, 2005                      Purchase                          19
March 8, 2005                      Purchase                          26
March 10, 2005                     Purchase                       1,268
March 10, 2005                     Purchase                         266
March 10, 2005                     Sale                           1,326
March 11, 2005                     Purchase                         530
March 16, 2005                     Purchase                         266
March 17, 2005                     Purchase                         283
March 18, 2005                     Purchase                         186
March 21, 2005                     Purchase                         323
March 22, 2005                     Purchase                         208
March 28, 2005                     Purchase                         112
March 29, 2005                     Purchase                         132
March 30, 2005                     Purchase                         265
March 30, 2005                     Purchase                       3,800
March 30, 2005                     Sale                             265
March 31, 2005                     Purchase                         147
March 31, 2005                     Purchase                          80
March 31, 2005                     Sale                             147
April 1, 2005                      Purchase                         500
April 4, 2005                      Purchase                         354
April 5, 2005                      Purchase                         133
April 6, 2005                      Purchase                         133
April 6, 2005                      Sale                             133
May 16, 2005                       Sale                             110
May 16, 2005                       Sale                             478
May 17, 2005                       Sale                           1,554
May 18, 2005                       Sale                             103
May 19, 2005                       Sale                             915
May 20, 2005                       Sale                             985
May 24, 2005                       Sale                             327

                                   Annex A-11

                             Transactions in Spartan
                         Shares of Common Stock by Loeb
                         ------------------------------

                                                           Number of Shares of
Date of Transaction            Nature of Transaction     Common Stock of Spartan
-------------------            ---------------------     -----------------------
May 24, 2005                       Sale                           1,767
May 25, 2005                       Sale                           1,149
May 26, 2005                       Sale                             217
May 27, 2005                       Sale                              22
May 27, 2005                       Sale                             126
May 31, 2005                       Sale                             297
June 1, 2005                       Sale                             655
June 2, 2005                       Sale                             295
June 2, 2005                       Sale                              27
June 3, 2005                       Sale                              59
                                                                 ------
                                                                 50,412

                             Transactions in Spartan
                    Shares of Common Stock by Eugene I. Davis
                    -----------------------------------------

NONE

                             Transactions in Spartan
                  Shares of Common Stock by Timothy J. Bernlohr
                  ---------------------------------------------
NONE


Arrangements, Interests and Transactions

         No Participant is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Spartan, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

         No Participant, no associate of any Participant and no person who is a party to any arrangement or understanding pursuant to which a Loeb Nominee is proposed to be elected has any arrangement or understanding with any person with respect to any future employment by Spartan or its affiliates or with respect to any future transactions to which Spartan or any of its affiliates will or may be a party.

         Loeb has an interest in the solicitation of proxies in support of the Loeb Nominees from either direct or indirect beneficial ownership of the shares of common stocks of Spartan. Participants who are Loeb Nominees are expected to receive customary compensation from Spartan in exchange for their services as directors, if elected.

         There has been no transaction or series of similar transactions since the beginning of Spartan's last completed fiscal year, and there is no currently proposed transaction or series of similar proposed transactions, to which Spartan or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any Participant or any associate of any Participant had, or will have, a direct or indirect material interest.

Additional Information About the Loeb Nominees

         No Loeb Nominee presently holds any positions with Spartan. Other than the agreements described in Loeb's proxy statement under the heading "Election of Directors," there is no arrangement or understanding between any Loeb Nominee and any other person pursuant to which the Loeb Nominee was selected as a nominee.

         There is no family relationship (within the meaning of the federal securities laws) between any Loeb Nominee and (i) any other Loeb Nominee or (ii) any director of Spartan, executive officer of Spartan or person nominated by Spartan to become a director or executive officer.

         There is, and has been, no legal or other proceeding involving any Loeb Nominee that is required to be disclosed under the federal proxy rules.

         No Loeb Nominee (i) has any business relationship with Spartan that is required to be disclosed by the federal proxy rules; (ii) has had any such relationship since the beginning of Spartan's most recently completed fiscal year; or (iii) has, since the beginning of Spartan's last completed fiscal year, been indebted to Spartan or any of its subsidiaries in an amount that exceeds $60,000.

                                  Annex A-11

         No Loeb Nominee and no associate of any Loeb Nominee has received any compensation from Spartan as a director or executive officer of Spartan. Had the Loeb Nominees been directors of Spartan and members of the compensation committee of Spartan's Board of Directors during Spartan's last completed fiscal year, there would have been no compensation committee interlocks within the meaning of the federal proxy rules.


Section 16(a) Beneficial Ownership Reporting Compliance

         No Loeb Nominee has failed to file reports related to Spartan that are required by Section 16(a) of the Securities Exchange Act of 1934, as amended.




                                   Annex A-12

                                                                         ANNEX B

                  STOCK OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

           [TO BE INSERTED FROM SPARTAN'S PROXY STATEMENT, WHEN FILED]


                         BOARD AND MANAGEMENT OWNERSHIP

           [TO BE INSERTED FROM SPARTAN'S PROXY STATEMENT, WHEN FILED]




                                   Annex B-1

P
R
O
X
Y

GOLD PROXY CARD                                                         APPENDIX

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                             DATED __________, 2005

                              SPARTAN STORES, INC.

                  PROXY FOR THE ANNUAL MEETING OF SHAREHOLDERS
         [_________], 2005 AT [__:__ [a.m.][p.m.]] ([___________] TIME)

                THIS PROXY IS SOLICITED BY THE LOEB ENTITIES AND NOT BY THE
              BOARD OF DIRECTORS OF SPARTAN STORES, INC.

         The undersigned shareholder of SPARTAN STORES, INC. hereby appoints _____________ and _______________, and each of them, as attorneys and proxies, each with power of substitution and revocation, to represent the undersigned at the Annual Meeting of Shareholders of SPARTAN STORES, INC. to be held on [_________], 2005, and at any adjournment, postponement or rescheduling thereof, with authority to vote all shares held or owned by the undersigned in accordance with the directions indicated herein.

         This proxy, when properly executed, will cause your shares to be voted as you direct. If you return this proxy, properly executed, without specifying a choice, your shares will be voted "FOR" the nominees identified on the reverse side.

                (Continued and to be signed on the reverse side)

                                                                See reverse side



                                   Appendix-1

       THE LOEB ENTITIES RECOMMEND A VOTE "FOR" THE NOMINEES LISTED BELOW.

1. Election of Directors.

   LOEB NOMINEES: Eugene I. Davis and Timothy J. Bernlohr

----------------------------------         -------------------------------------
EUGENE I. DAVIS                            TIMOTHY J. BERNLOHR


  [ ]FOR                                     [ ]FOR


  [ ]AGAINST                                 [ ]AGAINST


  [ ]WITHHOLD AUTHORITY                      [ ]WITHHOLD AUTHORITY
     to vote for such nominee                   to vote for such nominee
----------------------------------         -------------------------------------


2. Spartan Nominees.

     Loeb intends to use this proxy to vote for one of the persons who has been nominated by Spartan to serve as a director, but not the Spartan Nominees listed below. You may withhold authority to vote for this additional Spartan Nominee, by writing the name of the nominee below. You should refer to the proxy statement and form of proxy distributed by the Company for the names, background, qualifications and other information concerning the Spartan Nominees.

     There is no assurance that any of the Spartan Nominees will serve as directors if any of the Loeb Nominees are elected to the Board.

     Spartan Nominees with respect to whom Loeb is NOT seeking authority to vote for and WILL NOT exercise any such authority.

     [___________] and [___________]

     Write in below the name of the additional Spartan Nominee for which authority to vote is withheld:

     _____________________________

3. Other Matters.

     IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY BE PRESENTED TO THE MEETING OR ANY ADJOURNMENT, POSTPONEMENT OR RESCHEDULING THEREOF AND IS UNKNOWN TO THE LOEB ENTITIES AND ITS REPRESENTATIVES A REASONABLE TIME BEFORE THE COMMENCEMENT OF THE LOEB ENTITIES' SOLICITATION OF PROXIES.

                Date ___________________________, 2005


                _________________________________________________________
                Signature (Please sign exactly as your name appears to the left)


                _________________________________________________________
                Additional Signature (if held jointly)


                                   Appendix-2

                _________________________________________________________
                Title

     Please sign exactly as your name appears above. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person. The signer hereby revokes all proxies previously given by the signer to vote at the 2005 Annual Meeting of Shareholders of SPARTAN STORES, INC., and any adjournment, postponement or rescheduling thereof.





                                   Appendix-3